

February 17, 2010

Mr. Ben Marchive
President
Energy XXI Gulf Coast, Inc.
1021 Main Street, Suite 2626
Houston, TX 77002

>   **Re: Energy XXI Gulf Coast, Inc.**
>   **Amendment No. 1 to Form S-4**
>   **File No. 333-163968**
>   **Filed January 20, 2010**

Dear Mr. Marchive:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide updated financial statements. In addition, please update the disclosure provided at page 84 under the caption, "Where You Can Find More Information."

2.   We note your response to our prior comment 1 from our letter dated January 13, 2010, and the revisions to your fee table. Please make conforming changes to your prospectus cover page.

Exhibit 5.2

3. We reissue our prior comment 4 from our letter dated January 13, 2010. Counsel's statements in the first and second paragraphs under the caption "Disclosure" appear to limit reliance by investors. For example, all investors in your notes are entitled to rely on the opinion. Such reliance should not be limited to participants in the exchange offer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

T. Mark Kelly
(713) 615-5531